Exhibit 2.2
IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

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In re:	:	Chapter 11
KAISER ALUMINUM CORPORATION, a Delaware corporation, et al.,	: : :	Jointly Administered Under Case No. 02-10429 (JKF)
:
Debtors.	:
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MODIFICATIONS TO SECOND AMENDED JOINT PLAN OF
REORGANIZATION OF KAISER ALUMINUM CORPORATION, KAISER
ALUMINUM & CHEMICAL CORPORATION AND CERTAIN OF THEIR DEBTOR
AFFILIATES PURSUANT TO STIPULATION AND AGREED ORDER BETWEEN
INSURERS, DEBTORS, COMMITTEE, AND FUTURES REPRESENTATIVES
[EXHIBIT A]
The Second Amended Joint Plan Of Reorganization Of Kaiser Aluminum Corporation, Kaiser Aluminum & Chemical Corporation And Certain Of Their Debtor Affiliates (the “Plan”) shall be modified and amended as follows:1
1. Current §1.1(36), subparagraph (d) shall be amended as follows:
d. subject to Section 5.8, setting off, seeking reimbursement of, contribution from or subrogation against or otherwise recouping in any manner, directly or indirectly, any amount against any liability owed to any Protected Party or any property or interests in property of any Protected Party; and
2. The following shall be added as a new section known as §1.1(44), which will appear following current §1.1(43) and before current §1.1(44):
“Bankruptcy Insurance Stipulation” means that certain Stipulation and Agreed Order, entered by the Bankruptcy Court on
November ___, 2005 as docket no. ___, by and between the Debtors, certain PI Insurance Companies, the Asbestos Claimants’ Committee, the Future Asbestos Claimants’ Representative and the Future Silica and CTPV Claimants’ Representative, as such Stipulation and Agreed Order may subsequently be amended and modified by agreement of the parties thereto.

[1]	All capitalized terms not defined herein shall have the meanings ascribed to them in the Plan.

3. Subparagraph (d) of current §1.1(68) shall be amended as follows:
d. subject to Section 5.8, setting off, seeking reimbursement of, contribution from or subrogation against or otherwise recouping in any manner, directly or indirectly, any amount against any liability owed to any Protected Party or any property or interests in property of any Protected Party; and
4. The following shall be added as a new section of §1.1, which will appear following current §1.1(74) and before current §1.1(75):
“Debtor Insurance Claim” means a Claim (other than a Channeled Personal Injury Claim) that is alleged to be covered by an insurance policy issued or allegedly issued by a PI Insurance Company.
5. Current §1.1(131), subparagraph (d) shall be amended as follows:
d. subject to Section 5.8, setting off, seeking reimbursement of, contribution from or subrogation against or otherwise recouping in any manner, directly or indirectly, any amount against any liability owed to any Protected Party or any property or interests in property of any Protected Party; and
6. Current §1.1(146) shall be amended and restated in its entirety as follows:
“PI Insurance Company” means any insurance company, insurance broker or syndicate insurance broker, guaranty association or any other entity that may have liability under an Included PI Trust Insurance Policy, provided, however, PI Insurance Company shall not include any Protected Party (except to the extent such PI Insurance Company is a Settling Insurance Company).
7. Current §1.1(147) shall be amended and restated in its entirety as follows:
“PI Insurance Coverage Action” means any claim, cause of action or right of the Debtors or any of them, under the laws of any jurisdiction, against any PI Insurance Company, arising from or related to: (a) any such PI Insurance Company’s failure or refusal to provide coverage or pay under an insurance policy in respect of a Channeled Personal Injury Claim or Debtor Insurance Claim; (b) failure or refusal of any PI Insurance Company to compromise and settle any Channeled Personal Injury Claim or Debtor Insurance Claim under or pursuant to any insurance policy; or (c) the interpretation or enforcement of the terms of any insurance policy in respect of a Channeled Personal Injury Claim or Debtor Insurance Claim.

8. Current §1.1(148) and shall be amended and restated in its entirety as follows:
“PI Insurer Coverage Defenses” means all defenses at law or in equity that any PI Insurance Company may have under applicable non-bankruptcy law to provide insurance coverage to or for (a) Channeled Personal Injury Claims or Trust Expenses of any of the Trusts that have been channeled to or assumed by or incurred by any of the Trusts, pursuant to the Plan, provided, however, that the pursuit of such defenses shall be subject to the terms of the Bankruptcy Insurance Stipulation (if applicable), or (b) any Debtor Insurance Claim.
9. The following shall be added as a new section of §1.1, which will appear following current §1.1(154) and before current §1.1(155):
“Plan Documents” means all exhibits to the Plan, all other Plan supplements, and any other documents purporting to modify or alter the Plan.
10. Current §1.1(185) shall be amended and restated in its entirety as follows:
“Settling Insurance Company” means each PI Insurance Company listed on Exhibit 1.1(187) (as the same may be amended, modified or supplemented) and any PI Insurance Company providing coverage under one or more Included PI Trust Insurance Policies that enters into a settlement at any time on or prior to the later of April 30, 2006 or the Effective Date, that is (a) sufficiently comprehensive in the determination of the Debtors, the Asbestos Claimants’ Committee, the Future Asbestos Claimants’ Representative, the Future Silica and CTPV Claimants’ Representative, or the Funding Vehicle Trustees, as applicable, to justify treating such company as a Protected Party as to all or certain of the Channeled Personal Injury Claims and (b) if required, approved by the Bankruptcy Court.
11 Current §1.1(188), subparagraph (d) shall be amended as follows:
d. subject to Section 5.8, setting off, seeking reimbursement of, contribution from or subrogation against or otherwise recouping in any manner, directly or indirectly, any amount against any liability owed to any Protected Party or any property or interests in property of any Protected Party; and
12. The following shall be added as a new section of §1.1, which will appear following current §1.1(192) and before current §1.1(193):
“State Court Insurance Stipulation” means that certain Stipulation and Agreed Order, entered by the San Francisco Superior Court of the State of California on ___, 2005 in those certain PI Insurance Coverage Actions captioned as Kaiser Aluminum & Chemical Corp. v. London Market Insurers, et. al., No. 312415 and Kaiser Aluminum & Chemical Corp. v. Ins. Comp. of North America, No. 322710, by and between the Debtors and certain PI Insurance Companies, as such

Stipulation and Agreed Order may subsequently be amended and modified by agreement of the parties thereto.
13. The following shall be added as a new section of §1.1, which will appear following current §1.1(199) and before current §1.1(200):
(202) “Trusts” means the Funding Vehicle Trust and the PI Trusts.
14. Subparagraphs (c), (d), (e) and (f) of current §3.3 shall be amended as follows:
c. Class 5 (Asbestos Personal Injury Claims): As of the Effective Date, liability for all Class 5 Claims shall automatically and without further act, deed or court order be assumed by the Asbestos PI Trust in accordance with and to the extent set forth in Article V. Each Asbestos Personal Injury Claim will be determined and paid in accordance with the terms, provisions and procedures of the Asbestos PI Trust Agreement and the Asbestos Distribution Procedures, subject to the right of any PI Insurance Company to assert any PI Insurer Coverage Defense in response to a demand that such insurer handle, defend or pay any such Claim. As further provided in Article V, the sole recourse of the holder of an Asbestos Personal Injury Claim on account of such Claim will be to the Asbestos PI Trust and such holder will have no right whatsoever at any time to assert its Asbestos Personal Injury Claim against any Protected Party.
d. Class 6 (CTPV Personal Injury Claims): As of the Effective Date, liability for all Class 6 Claims shall automatically and without further act, deed or court order be assumed by the CTPV PI Trust in accordance with and to the extent set forth in Article V. Each CTPV Personal Injury Claim will be determined and paid in accordance with the terms, provisions and procedures of the CTPV PI Trust Agreement and the CTPV Distribution Procedures, subject to the right of any PI Insurance Company to assert any PI Insurer Coverage Defense in response to a demand that such insurer handle, defend or pay any such claim.. As further provided in Article V, the sole recourse of the holder of a CTPV Personal Injury Claim on account of such Claim will be to the CTPV PI Trust and such holder will have no right whatsoever at any time to assert its CTPV Personal Injury Claim against any Protected Party.
e. Class 7 (NIHL Personal Injury Claims): As of the Effective Date, liability for all Class 7 Claims shall automatically and without further act, deed or court order be assumed by the NIHL PI Trust in accordance with and to the extent set forth in Article V. Each NIHL Personal Injury Claim will be determined and paid in accordance with the terms, provisions and procedures of the NIHL PI Trust Agreement and the NIHL Distribution Procedures, subject to the right of any PI Insurance Company to assert any PI Insurer Coverage Defense in response to a demand that such insurer handle, defend or pay any such claim.. As further provided in Article V, the sole recourse of the holder of a CTPV Personal Injury Claim on account of such Claim will be to the NIHL PI

Trust and such holder will have no right whatsoever at any time to assert its NIHL Personal Injury Claim against any Protected Party.
f. Class 8 (Silica Personal Injury Claims): As of the Effective Date, liability for all Class 8 Claims shall automatically and without further act, deed or court order be assumed by the Silica PI Trust in accordance with and to the extent set forth in Article V. Each Silica Personal Injury Claim will be determined and paid in accordance with the terms, provisions and procedures of the Silica PI Trust Agreement and the Silica Distribution Procedures, subject to the right of any PI Insurance Company to assert any PI Insurer Coverage Defense in response to a demand that such insurer handle, defend or pay any such claim.. As further provided in Article V, the sole recourse of the holder of a CTPV Personal Injury Claim on account of such Claim will be to the Silica PI Trust and such holder will have no right whatsoever at any time to assert its Silica Personal Injury Claim against any Protected Party.
15. Current §5.6 shall be amended and restated in its entirety as follows:
5.6 Insurance Neutrality
Nothing in the Plan, any Exhibit to the Plan, the Confirmation Order, any finding of fact and/or conclusion of law with respect to the Confirmation of the Plan, shall limit the right of any PI Insurance Company, in any PI Insurance Coverage Action, to assert any PI Insurer Coverage Defense.
16. The following shall be added as a new section known as §5.7:
5.7 Collateral Effects of Confirmation
a. The Plan, the Plan Documents, the Confirmation Order, the Bankruptcy Insurance Stipulation, and the State Court Insurance Stipulation shall be binding on the Debtors, the Reorganized Debtors, the Trusts and the beneficiaries of the Trusts. While the obligations, if any, of the Trusts to pay holders of Channeled Personal Injury Claims shall be determined pursuant to the Plan, the PI Trust Distribution Procedures, and the Plan Documents, neither (I) the Court’s approval of (x) the Plan, (y) the PI Trust Distribution Procedures, or (z) the Plan Documents, nor (II) the Confirmation Order shall, with respect to any PI Insurance Company (including on the basis of the decisions in UNR Industries, Inc. v. Continental Casualty Co., 942 F.2d 1101 (7th Cir. 1991) or Fuller-Austin Insulation Co. v. Fireman’s Fund Inc. Co., et al., Case No. BC 116835, 2002 WL 31005090 (Cal. Superior Ct. Aug. 6, 2002)), constitute a trial or hearing on the merits, an adjudication or judgment, or be used as evidence to prove:
     (i) that any of the Debtors, the Trusts, or any PI Insurance Company is liable for, or otherwise obligated to pay with respect to, any individual Channeled Personal Injury Claim;

     (ii) that the procedures established by the Plan, including the PI Trust Distribution Procedures, for evaluating and paying Channeled Personal Injury Claims are reasonable and/or consistent with any procedures that were used to evaluate or settle Channeled Personal Injury Claims against the Debtors before the Petition Date;
     (iii) that the settlement of, or the value assigned to, any individual Channeled Personal Injury Claim pursuant to the PI Trust Distribution Procedures was reasonable and/or otherwise appropriate;
     (iv) that any of the PI Insurance Companies participated in and/or consented to the negotiation of the Plan, the PI Trust Distribution Procedures, or any of the Plan Documents;
     (v) that any of the Debtors or the Trusts have suffered an insured loss with respect to any Channeled Personal Injury Claim; or
     (vi) as to the liability, or amount thereof on an aggregate basis or for any individual claim, of the Debtors or any of the Trusts for Channeled Personal Injury Claims.
b. Notwithstanding anything in Sections 5.6 or 5.7 to the contrary, nothing in Sections 5.6 or 5.7 shall affect or limit or be construed as affecting or limiting the protection afforded to any Settling Insurance Company by a PI Channeling Injunction and/or the Channeled PI Insurance Entity Injunction.
c. Nothing in Sections 5.6 and 5.7 is intended or shall be construed to preclude otherwise applicable principles of res judicata or collateral estoppel from being applied against any PI Insurance Company with respect to any issue that is actually litigated by such PI Insurance Company as part of its objections, if any, to Confirmation of the Plan or as part of any contested matter or adversary proceeding filed by such PI Insurance Company in conjunction with or related to Confirmation of the Plan.
d. Nothing in the Plan, the Plan Documents, the Confirmation Order, or any findings of fact and/or conclusions of law with respect to the Confirmation or consummation of the Plan shall limit the right, if any, of (i) any PI Insurance Company, in any PI Insurance Coverage Action, to assert any PI Insurer Coverage Defense including by presenting evidence and/or argument with respect to any of the matters specified in clauses (i) through (vi) of Section 5.7(a) above or (ii) any other party in any such PI Insurance Coverage Action to assert any appropriate position. Except as provided in Section 5.7(c) above, none of the matters specified in clauses (i) through (vi) of Section 5.7(a) above shall have any res judicata or collateral estoppel effect against any PI Insurance Company.

17. The following shall be added as a new section known as §5.8:
§ 5.8 Contribution Claims.
If a non-Settling Insurance Company asserts that it has rights of contribution, indemnity, reimbursement, subrogation or other similar claims (collectively, “Contribution Claims”) against a Settling Insurance Company, (i) such Contribution Claims may be asserted as a defense or counterclaim against the Trusts or the Reorganized Debtors (as applicable) in any PI Insurance Coverage Action including such non-Settling Insurance Company, and the Trusts or the Reorganized Debtors (as applicable) may assert the legal or equitable rights, if any, of the Settling Insurance Company, and (ii) to the extent such Contribution Claims are determined to be valid, the liability (if any) of such non-Settling Insurance Company to the Trusts or the Reorganized Debtors (as applicable) shall be reduced by the amount of such Contribution Claims.
18. Subparagraph (b) of §6.7 shall be amended as follows:
b. Reservation of Rights.
     Nothing contained in the Plan will (i) constitute a waiver of any claim, right or cause of action that a Debtor, the Funding Vehicle Trust, any PI Trust or a Reorganized Debtor, as the case may be, may hold against the insurer under any policy of insurance or insurance agreement, except to the extent the insurer is a Settling Insurance Company; or (ii) limit the assertion, applicability or effect of any PI Insurer Coverage Defense.
19. Subparagraph (b) of §8.1 shall be amended as follows:
b. Authority to Prosecute Objections.
     After the Confirmation Date, only the Debtors or the Reorganized Debtors will have the authority to File, settle, compromise, withdraw or litigate to judgment objections to Claims, other than Channeled Personal Injury Claims, which will be resolved pursuant to the terms of the applicable PI Trust Distribution Procedures, including pursuant to any alternative dispute resolution or similar procedures approved by the Bankruptcy Court. After the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim, other than Channeled Personal Injury Claims, which will be resolved pursuant to the terms of the applicable PI Trust Distribution Procedures, without approval of the Bankruptcy Court. Notwithstanding the provisions of the foregoing two sentences, the right to settle, compromise, withdraw, or litigate to judgment any Claims including, without limitation, Channeled Personal Injury Claims, Tort Claims, or Disputed Claims, shall be subject to the right of any PI Insurance Company to raise any PI Insurer Coverage Defense in response to a demand that such insurer handle, defend, or pay any such Claim. This grant of authority to the Debtors and Reorganized Debtors will not limit the right of the US Trustee or any other party in interest to object to Professional Fee Claims as contemplated by Section 3.1.a(vii)(B)(1).
20. The following shall be added as subparagraph (c) to §12.1:
c. Nothing in this section 12.1 shall affect the right of any PI Insurance Company to assert any PI Insurer Coverage Defense.
21. The following shall be added as subparagraph (F) to §12.2(c)(iii):
(F) the rights of any PI Insurance Company to assert any PI Insurer Coverage Defense.
22. The following shall be added as subparagraph (q) to §XIII:
q. Enter and implement such orders as may be necessary or appropriate if any aspect of the Plan, the Trusts, or the Confirmation Order, is for any reason or in any respect determined by a court to be inconsistent with, violative of, or insufficient to satisfy any of the terms, conditions, or other duties associated with any PI Included Insurance Policies, provided however, (a) such orders shall not impair the PI Insurer Coverage Defenses or the rights, claims, or defenses, if any, of any PI Insurance Company that are set forth or provided for in the Plan, the Plan Documents, the Confirmation Order, or any other Orders entered in the bankruptcy cases of the Debtors, (b) this provision does not, in and of itself, grant this Court jurisdiction to hear and decide disputes arising out of or relating to the PI Included Insurance Policies, and (c) all interested parties, including any PI Insurance Company, reserve the right to oppose or object to any such motion or order seeking such relief.
23. The last sentence of §XIII shall be amended as follows:
Notwithstanding anything to the contrary in this Article XIII, (i) the liquidation of Channeled Personal Injury Claims and Debtor Insurance Claims, and the forum in which such liquidation will take place will be governed by and in accordance with the Plan, the applicable PI Trust Agreement and PI Trust Distribution Procedures and (ii) the Bankruptcy Court will have concurrent rather than exclusive jurisdiction with respect to disputes relating to rights under insurance policies included in the PI Insurance Assets.
24. Current §14.2 shall be amended as follows:
14.2 Limitation of Liability
The Debtors, the Reorganized Debtors, the DIP Lenders, the Indenture Trustees and their respective directors, officers, employees and professionals, acting in such capacity and the Creditors’ Committee or members thereof, the Asbestos Claimants’ Committee or members thereof, the Retirees’ Committee or members thereof, the Future Asbestos Claimants’ Representative, the Future Silica and CTPV Claimants’ Representative and their respective Professionals will neither have nor incur any liability to any entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, Implementation, Confirmation or consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into, or any other act taken or omitted to be taken, in connection with the Plan; provided, however, that the foregoing provisions of this Section 14.2 will have no effect on (a) the liability of any entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan, (b) the liability of any entity that would otherwise result from any such act or omission to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct, or (c) any PI Insurer Coverage Defense.
25. Section references and cross-references contained in the Plan shall be deemed renumbered to conform to the modifications outlined above.